UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

American Electric Automobile Company, Inc.
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                                (Name of Issuer)

Common Stock, $.0001 par value
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                         (Title of Class of Securities)

025575 20 0
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                                 (CUSIP Number)

Stephen M. Cohen
7305 Woodbine Avenue, Suite 71
Markham, Ontario, Canada
L3R 3V7
(905) 947-9925
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

September 13, 2000
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b)
   for    other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 025575 20 0                13D       Page 1  of 4  Pages

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bisell Investments Inc.
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     WC
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     Nassau, The Bahamas
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               7.   Sole Voting Power
  NUMBER OF
   SHARES              3,250,000
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BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH                0
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  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH               3,250,000
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               10.  Shared Dispositive Power
                             0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       3,250,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]

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13.  Percent of Class Represented by Amount in Row (11)

     53%
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14.  Type of Reporting Person (See Instructions)

     CO
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CUSIP No. 025575 20 0                13D       Page 2  of 4  Pages

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Item 1.  Security and Issuer.

This Schedule 13D (the "Schedule") relates to shares of Common Stock, $0.0001 par value (the "Common Stock") of American Electric Automobile Company, Inc. (the "Issuer"). The principal executive offices of the Issuer is 7270 Woodbine Avenue, Suite 200, Markham, Ontario, Canada L3R 4B9

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Item 2.  Identity and Background.

This Schedule is filed on behalf of Bisell Investments Inc. ("Bisell"), a company organized pursuant to the laws of the Commonwealth of The Bahamas.
The principal office is located at East Bay Shopping Center, Suite A-159, Nassau, The Bahamas. The principal business of Bisell is to purchase interests in other companies with a view to making profit.

None of the directors, officers or shareholders of Bisell have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

None of the directors, officers or shareholders of Bisell have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

The amount of funds used in making the purchase is $275,000.00 and was obtained from the working capital of Bisell.

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Item 4.  Purpose of Transaction.

     Bisell effected the transaction reported in this statement for investment purposes and to acquire majority control of the Issuer.

     (a)-(c) Bisell has no present plan to (i) acquire additional securities of the Issuer, or to dispose of securities of the Issuer, (ii) effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, or (iii) participate in or effect a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (d) The Letter Agreement between Bisell and the Issuer dated August 23, 2000 (the "Agreement") granted Bisell the right to appoint the officers and directors of the Issuer. By resolution dated September 13, 2000 the previous Board of Directors appointed Pierre Quilliam, Stephen M. Cohen and Denise Quilliam to the Board and then subsequently resigned from the Board.

     (e)-(f) Bisell has no present plan to effect (i) any material change in the Issuer's present capitalization or dividend policy or (ii) any other material change in the Issuer's business or corporate structure.

CUSIP No. 025575 20 0                13D       Page 3  of 4  Pages

     (g) Bisell has no present plan to change the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person.

     (h)-(j) Bisell has no present plan to (i) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ii) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act or (iii) cause or take any action similar to any of those enumerated above.


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Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Reference is made hereby to Items 7-12 and 13 of page 2 and 3 of this Schedule which Items are incorporated by reference herein. Bisell has the sole power to (i) vote or to direct the vote, and (ii) dispose or to direct the disposition of the 3,250,000shares of Common Stock, subject to the terms of the Agreement.

     (c) Except as described herein, Bisell has not effected any transactions in the Issuer's Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Exhibit 1 attached.
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Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 - Letter Agreement between Bisell and the Issuer dated August 23, 2000.

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CUSIP No. 025575 20 0                13D       Page 3  of 4  Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 September 21, 2000
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                                                         (Date)
                                             STEPHEN M. CHOEN
                                             ------------------
                                             Stephen M. Cohen
                                               (Signature)
                                             Secretary
                          ----------------------------------------
                                                (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 025575 20 0                13D       Page 4  of 4  Pages